UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of class of securities)

50575Q 10 2

(CUSIP number)

J. Bryant Kirkland III

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, Florida 33137

(305) 579-8000

(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2

1	NAME OF REPORTING PERSON Vector Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (1)
14	TYPE OF REPORTING PERSON CO; HC

(1)

The calculation of the percentage is based on 148,744,079 shares of common stock of the Company outstanding as of October 31, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

This Amendment No. 14 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”) with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). New Valley is wholly-owned by Vector Group Ltd., a Delaware corporation (“Vector”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 14 is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than 5% of the Common Shares outstanding as a result of the completion of the Merger (as described below). Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 11, 2019, Advisor Group Holdings, Inc., a Delaware corporation (“Advisor Group”), Harvest Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Advisor Group (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock of the Company owned by Advisor Group or any of its direct or indirect wholly owned subsidiaries or the Company, and in each case, not held on behalf of third parties and (ii) restricted stock awards of the Company), would be cancelled and converted into the right to receive $3.50 in cash, without interest and subject to any applicable withholding taxes (the “Merger Consideration”), including all shares of Common Stock of the Company held by Vector.

On February 14, 2020, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company with the Company continuing as the surviving corporation. Pursuant to the terms of the Merger Agreement, each of the 15,191,205 shares of Common Stock of the Company beneficially owned by the Reporting Person was converted into the right to receive the Merger Consideration.

As a consequence of the completion of the Merger, the Common Shares of the Company are no longer listed on the NYSE American and will be deregistered under the Securities Exchange Act of 1934, as amended.

References to, and the description of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) on November 14, 2019, and which is incorporated herein by reference

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing sections (a), (b), (c), and (e) of Item 5 with the following:

(a)	As of the date of this Amendment, the Reporting Person is no longer the beneficial owner of any Common Shares of the Company.

(b)	As of the date of this Amendment, the Reporting Person is no longer the beneficial owner of any Common Shares of the Company.

(c)	The matters set forth in Item 4 above are incorporated into this Item 5(c) by reference as if fully set forth herein.

(e)	At the Effective Time, the Reporting Person ceased to beneficially own in excess of 5% of the Common Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Senior Vice President, Treasurer and Chief Financial Officer

Date: February 25, 2020